[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP]

March 9, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Navios Maritime Containers L.P.

Confidential Submission of Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, Navios Maritime Containers Inc., which will be converted to Navios Maritime Containers L.P., a limited partnership (the “Company”), we are submitting a draft Registration Statement on Form F-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission (the “Staff”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to (i) the proposed pro rata distribution by Navios Maritime Partners L.P. (“Navios Partners”) to its unit holders of a portion of the Company’s common units held by Navios Partners and (ii) a concurrent public offering and sale of common units of the Company.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues during 2017, its most recently completed fiscal year, were less than $1.07 billion. Please note this information is disclosed in the Company’s income statement included in the Registration Statement on page F-4. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

The Company confirms that it will publicly file the Registration Statement at least 15 days prior to the date that the Company commences its road show.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 859-8689, Meredith Deutsch at (212) 859-8533 or Jared Heady at (212) 859-8129.

Very truly yours,

/s/ Joshua Wechsler

Joshua Wechsler

cc:	Navios Maritime Containers Inc. Angeliki Frangou, Chairman of the Board of Directors and Chief Executive Officer
Chris Christopoulos, Chief Financial Officer Vasiliki Papaefthymiou, Secretary Fried, Frank, Harris, Shriver & Jacobson LLP Meredith Deutsch Jared Heady